UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On September 7, 2020, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX España, S.A. (“CEMEX España”), an indirect subsidiary of CEMEX, is seeking authorization from the Colombian Financial Superintendency (Superintendencia Financiera De Colombia) (“SFC”) with the intention to commence a tender offer (the “Offer”) for any and all outstanding ordinary shares of CEMEX LATAM HOLDINGS, S.A. (“CEMEX Latam”), a Spanish indirect subsidiary of CEMEX, registered with the National Register of Securities and Issuers (Registro Nacional de Valores y Emisores) (“RNVE”) and the Colombian Securities Exchange (Bolsa de Valores de Colombia) (“BVC”). If authorized by the SFC, it is anticipated that the Offer would be directed to all CEMEX Latam shareholders (except for shares either owned by CEMEX España or by CEMEX Latam), regardless of residence or domicile, for an intended purchase price of 3,250 COP$ per ordinary share of CEMEX Latam, on the terms and subject to the conditions to be set forth in the Offer booklet and related notice (together, the “Offer Documents”), which CEMEX España intends to make available to all CEMEX Latam shareholders if and when the SFC authorizes the Offer. CEMEX España expects that the SFC’s review of the Offer may range between two (2) and four (4) weeks. Pursuant to Colombian regulations, trading of shares of CEMEX Latam will cease until business day following the date in which the first Offer notice is published, which is anticipated be done within five (5) business days of the SFC’s authorization of the Offer.

As of June 30, 2020, per public information available through the RNVE, shareholders holding 149,610,106 shares of CEMEX Latam, equivalent to approximately 26,84% of all of CEMEX Latam’s subscribed, paid and outstanding equity with voting rights, represented 100% of the subscribed, paid and outstanding shares of CEMEX Latam (excluding shares either owned by CEMEX España or by CEMEX Latam).

This communication shall not constitute any offer to buy or a solicitation of an offer to sell shares of CEMEX Latam, and the Offer, if authorized and launched, will be made only pursuant to the terms and conditions contained in the Offer Documents.

There will be no registration before the National Securities Registry (Registro Nacional de Valores) of the National Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores), and there will be no public offer or any intermediary activities in Mexico, other than pursuant to the private placement exemption established in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) to Mexican qualified institutions and investors.

This announcement contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect CEMEX’s and its direct and indirect subsidiaries’ (together, the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Many risks, uncertainties and other important factors could cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied herein. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding senior secured notes and the Company’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost savings from its cost-reduction initiatives and implement its global pricing initiatives for the Company’s products, including the Company’s “A Stronger CEMEX” plan and any future plans; the increasing reliance on information technology infrastructure for the Company’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; economic, social and other effects of the outbreak and the ongoing global spread of the novel coronavirus (COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results may vary materially from those described herein. The Company assumes no obligation to update or correct the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: September 8, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller